2300 - 1177 West Hastings Street Vancouver, BC, V6E 2K3 www.doratoresources.com Telephone: 604-638-5817 Facsimile: 604-408-7499

NEWS RELEASE

NR11-13	September 26, 2011

Dorato Acquires Deborah Gold Property in Prospective
Northern Peru Copper-Gold Porphyry Belt

Historic drilling results include 44 metres at 0.7 g/t gold

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (OTCQX: DRIFF, TSX-V: DRI, Frankfurt: D05) is pleased to announce that, it has entered into an option agreement to acquire a 100% interest in the Deborah Gold property, Cajamarca, Peru. The property is nestled between several major ore deposits including Anglo American’s Michiquillay Copper-Gold Porphyry, located 6 kilometres to the southwest (631MT of 0.69% copper, 0.15 g/t gold, and 0.02% moly) and China Minmetals and Jiangxi Copper Corp’s El Galeno Copper-Gold Porphyry, located 6 kilometres to the north (661MT of 0.50% copper, 0.12 g/t gold) (Figure 1), though it is not possible to determine if similar results will be obtained from the property.

“The Deborah property represents an excellent exploration opportunity providing a foothold into the southern portion of this prolific porphyry-epithermal belt. Historic drill results on the property indicate the presence of a gold-endowed system with both high-grade and bulk-tonnage gold targets to be explored in the coming months.” stated Keith Henderson, Dorato’s President & CEO, “Infrastructure and access in the project area are excellent and surface prospecting work is expected to begin in the near future.”

Regional Context

There are several major, large scale producing mines and significant development projects in the belt (see Figure 1) and, more importantly, in the immediate vicinity of the property (Figure 2). The geology between all local deposits is similar, with mineralization related to Miocene dacite porphyry stocks intruding Lower to Upper Cretaceous carbonate and sandstone units, though it is not possible to determine if the Deborah property will be similar.

The Michiquillay deposit (6 kilometres to the southeast) is controlled by Anglo American Plc, who acquired the deposit in 2007, having submitted the winning bid in a public auction process. Anglo acquired the property for $403M. The deposit hosts 631 Mt grading 0.69% copper, 0.15 g/t gold, with 100–200 ppm molybdenum. Exploration and resource definition is ongoing.

The El Galeno deposit is controlled by Copper Bridge Acquisition Corp (“CBAC”), jointly owned by China Minmetals and Jiangxi Copper Corp. CBAC acquired the deposit from Northern Peru Copper Corporation in 2008 for $455M. At the time of sale, the prefeasibility study estimated probable reserves of 661Mt grading 0.50% copper, 0.12 g/t gold, and 0.013% molybdenum.

Dorato Resources Inc.	2	September 26, 2011
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The gold breccia at Hilorico (Figure 2), 1 kilometre northeast of Galeno on the adjacent El Molino concession, may be the closest geological analogue to Deborah property, although this interpretation will have to be tested by future exploration. Northern Peru Copper completed 13,000 metres of drilling at Hilorico before the transaction with CBAC in 2008. Historic drill intersections of note include 213 metres of 1.04 g/t Au and 1.6 g/t Ag, and 82.5 metres of 1.04 g/t Au. According to the 2007 Prefeasibility study (NI 43-101 compliant), the deposit contains Inferred Resources of 19.4MT at 0.65 g/t gold and 3.3 g/t silver (407,000 ounces using a 0.3g/t gold cut-off in the oxide zone,), with additional sulphide resources of 21.3MT at 0.93 g/t gold and 4.8 g/t silver (641,000 ounces at 0.5 g/t gold cutoff).

The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents.

Figure 1: Deborah Property, Regional Setting

Deborah Exploration History

There are numerous exploration and small scale gold production adits on the Deborah property developed over the last 100 years targeting gold-rich structures, replacements and breccia bodies. Deborah was first formally explored by Newmont Peru from 1992 to 1995 as part of a regional exploration program targeting the Debroah and El Galeno properties. Newmont drilled 13 holes at Deborah before returning to El Galeno in 1995 to pursue the discovery of auriferous stockwork breccia in the sediments.

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DEBORAH PROJECT
Cajamarca Province, Peru
LOCATION & GEOLOGY
MINAS CONGA
618MT @ 0.3% Cu, 0.8 g/t Au
LA CARPA
2.2 Moz. Au
1.2 Blbs. Cu
EL GALENO
561MT @ 0.50% Cu
0.12 g/t Au, 0.013% Mo
HILORICO
19.4MT @ 0.65 g/t Au oxide, and
21.3MT @ 0.93 g/t Au sulphide
YANACOCHA DISTRICT
36Moz Au
Puirre Fault
DEBORAH
MICHIQUILLAY
631MT @ 0.69% Cu
0.15 g/t Au
Encanada
0 5 10
kilometres
Cajamarca
PERU
Legend
colluvium, alluvium
Tertiary volcanics
Tertiary subvolcanic dacite
Cretaceous
Late Cretaceous carbonate
E. Cretaceous carbonate
E. Cretaceous sandstone, lutite
Late Jurassic
quartzite sandstone, shale
secondary dirt road
primary dirt road
paved road
N

Figure 2: Access, Geology, Location

The underlying property vendors have provided historical exploration data from Newmont’s exploration drill program. Gold and silver assay results include:

DRILLHOLE	THICKNESS (m)	GOLD (g/t)	SILVER (g/t)
DEB-002	9.20	1.26	2.6
DEB-003	51.35	0.51	3.4
and	44.00	0.73	12.3
DEB-004	47.75	0.59	18.0
DEB-005A	4.05	1.30	43.0

These holes appear to have targeted breccia in quartzite adjacent to an area of sulphide veining in the southwest corner of the concession, where surface channel samples returned anomalous precious metal values.

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Deborah Geology

Thick-bedded to massive quartzite of the Late Jurassic Chicama Formation and/or Lower Cretaceous Chimu Formation is intruded by hornblende granodiorite and dacite porphyry, the latter of which forms a large recessively weathered central stock on the property.

Carbonate of the Santa Formation is present in the northeast corner of the concession, apparently in fault contact across a 1-5m wide pyrite-bearing breccia. These units are the same as those hosting mineralization at El Galeno 6 km to the northwest, and Michiquillay 6 km to the southwest.

Exploration Potential

The 13 holes drilled by Minera Yanacocha (Newmont) are concentrated in the area of historic workings, and appear to have targeted the down dip extension of the near-vertical gold-silver rich replacement bodies and related southeast trending breccia along the western edge of the concession (Figure 3). None of the holes were drilled under an extensive recessive zone northeast of the main quartzite hill, and neither was the area covered in the surface rock sampling. Part of this area was mapped as dacite porphyry, though it is much more recessive than the dacite porphyry to the south.

Mineralization at the Galeno porphyry deposit is also recessive and forms a topographically low area in the surrounding resistive quartzite. The central recessive zone at Deborah is therefore considered a prospective area, as this is where highly fractured and mineralized zones might be expected to occur. The recessive zone is in fact on strike with the tectonic breccia related to the regional Punrre fault, which geologically connects Deborah with the Hilorico gold-breccia target east of Galeno, and may represent a splay of the structure. Also, the carbonate could be an important unit in terms of hosting disseminated mineralization in permeable (decalcified) sandy horizons along strike and adjacent to the mineralized breccia. This target has yet to be drill tested.

Work Plan

The property is located only one hour east of the city of Cajamarca (Figure 1), with good access via paved and dirt roads (see Figure 2). Work is scheduled to commence following receipt of approvals. In addition to remapping, the property will be sampled with both soil and rock grids, since very little of the historic surface data is available. The recessive area between the two groups of drill holes, as shown in Figure 3, will be a priority. The trail cuts leading up across the recessive area will be mapped first to determine the depth of overburden and, if it is less than a few metres, trenches and pits will be dug in the area and any bedrock sampled.

This property is another step in developing a presence in the prospective Northern Peru Porphyry Belt (Figure 4). Dorato’s Cobrecon copper-gold-moly porphyry project lies at the extreme north end of the belt, within the Company’s Cordillera del Condor project area. Additional properties and potential acquisitions in the belt will be reviewed once work gets underway at Deborah.

Dorato Resources Inc.	5	September 26, 2011
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Figure 3: Satellite image with the concession outline and location of historic drill holes (in red). The main exploration target will be the recessive area at the centre of the concession.

Commercial Terms

Under the terms of the option agreement, the Company can acquire a 100% interest in the property in exchange for cumulative payments of $6,000,000 over a minimum of 5 years. The detailed terms of the option agreement are summarized in Table 1 below.

Event	Cash
TSX-V Approval ‘effective date’	$50,000
On commencing drill-testing ‘drill date’	$200,000
1 year anniversary of drill date	400,000
2 year anniversary of drill date	600,000
3 year anniversary of drill date	900,000
4 year anniversary of drill date	1,200,000
5 year anniversary of drill date	2,650,000

The option agreement requires an immediate payment of $50,000 on receipt of TSX-V approval (“Effective Date”). On completion of the deal, the Company will begin systematic surface exploration of the property. A second payment of $200,000 is payable on the commencement of drilling (“Drill Date”) and all subsequent payments are tied to this drill-related anniversary. In addition, a royalty of $4.00 per ounce of gold produced is payable to the underlying vendors, up to a maximum of $2,000,000. There was no finder’s fee paid by the Company in connection with the Option Agreement.

Dorato Resources Inc.	6	September 26, 2011
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Figure 4: Cross section from Michiquillay to Deborah, illustrating the conceptual geology at Deborah.

Qualified Person

John Drobe, P.Geo., Dorato’s Vice President of Exploration and a qualified person as defined by National Instrument 43-101, has reviewed and takes responsibility for the scientific and technical information that forms the basis for this news release. Mr. Drobe is not independent of the Company as he is an officer and a shareholder.

About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Northern Peru Copper-Gold porphyry-epithermal belt. The Company has property rights in two geographic centres:

  Cordillera del Condor -- one of the most important gold-bearing districts in northern Peru since pre-Incan times. Dorato, through a series of option agreements has the right to wholly acquire an extensive land package of approximately 1,050-square-kilometres, providing the Company with the largest land position in the Cordillera del Condor.
  Cajamarca Region -- Dorato has acquired rights on the Deborah property, which is nestled between several important copper-gold deposits, including Michiquillay and El Galeno.

Dorato Resources Inc.	7	September 26, 2011
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The Company focuses on grassroots opportunities in strategically important locations where prospectivity can be demonstrated by proximity to existing deposits. The Cordillera del Condor project represents an exceptional land position and an emergent copper-gold district, located close to the border with Ecuador. This remote area of Peru was unexplored until recently, but it is located within kilometres of recent discoveries like Fruta del Norte and the Mirador District (both located just across the border in Ecuador). The Cajamarca region, in contrast, is an established mining district with excellent infrastructure. The Deborah property is a foothold for Dorato into an established area with excellent exploration potential.

On behalf of the board of directors of
DORATO RESOURCES INC.

(signed) “Keith Henderson”
President & CEO
For further information please contact:

Steve Stakiw, Manager – Corporate Communications
Michael Pound, Manager – Investor Relations
Email: info@doratoresources.com
Phone: 604-638-5817

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of potential mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, to obtain the required supremem decree from Peruvian authorities and other risks and uncertainties disclosed in the Company’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Company’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the latest technical report filed with respect to the Livengood Property.

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Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Company’s future disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.